Howloo, Inc.



ANNUAL REPORT

395 E Lincoln Ave

Labelle, FL 33935

(415) 343-5619

https://www.blackoutcoffee.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Labelle, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn't just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

Previous Offerings

In 2023, the Company has raised $2,946,575 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 2,509,854 shares were issued at $1.174 per share.

In 2024, the Company has raised $1,748,118 through issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $16,651,458 as compared to $7,311,191 in 2023. The improved performance was due to many factors, such as the relocation to a larger facility that has increased our manufacturing capacity.

Cost of goods

Cost of goods in 2024 was $6,577,187 as compared to $2,482,547 in 2023. The increase of COGS was primarily due to the increase in sales as well as higher raw materials and packaging costs, and increased shipping and logistics expenses.

Gross margins

2024 gross profit increased by $5,245,627 from 2023 due to higher revenues. Gross margin was 61% in 2024 versus 66% in 2023, due to increased raw material, packaging and shipping costs as as a percentage of revenues.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, technology expenses, and research and development expenses. Our expenses were $9,751,719 in 2024 and $4,346,308 in 2023. This is due to the increased investment on the brand and building a foundation for growth, by adding to our team and expansion of our marketing efforts.

Historical results and cash flows:

The Company is currently in the growth stage, and we believe that our historical results in overall growth should be something that our investors should expect in the future.

The historical revenue and cash flow is due to our increasing number of online sales, which is a result of a growing team, brand ambassadors and disruptive marketing efforts. Investors should expect the same as we continue to grow Blackout Coffee.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,750,554.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan

Amount Owed: $116,159

Interest Rate: 3.75%

Maturity Date: May 24, 2050

In May of 2020, the Company entered into an SBA loan agreement totaling $131,900 with an interest rate of 3.75% and a maturity date of May 24, 2050. Monthly payments of $644 are required. The balance of this loan was $131,900 as of December 31, 2022. There was accrued interest of $11,750 as of December 31st, 2022, related to this loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Dos Santos

John Dos Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder & Director

Dates of Service: September, 2018 - Present

Responsibilities: Responsible for Operations, Production & Marketing. Currently takes a salary of $78,000 per year.

Name: Rachael Alyce Santos

Rachael Alyce Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Co-Founder & Director

Dates of Service: September, 2018 - Present

Responsibilities: Responsible for Customer Relations, Accounting & Administration. Currently takes a salary of $34,000 per year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Santos

Amount and nature of Beneficial ownership: 6,458,400

Percent of class: 37.8

Title of class: Common Stock

Stockholder Name: Rachael A. Santos

Amount and nature of Beneficial ownership: 6,458,400

Percent of class: 37.8

RELATED PARTY TRANSACTIONS

Name of Entity: CEO Holding Company
Names of 20% owners: John Santos
Relationship to Company: Director

Nature / amount of interest in the transaction: The Company leases an office building from CEO's holding company. The terms of the lease call for monthly payments of $3,500, and the Company recognized $10,500 and $42,227 in expense in 2024 and 2023, respectively.

OUR SECURITIES

Common Stock

The amount of security authorized is 19,300,000 with a total of 17,103,388 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founders Stockholders Agreement

The founding members of the Company have entered into a certain Stockholder Agreement that, among other things, restricts their ability to transfer their shares and grants the company a Right of First Refusal with respect to those shares. Investors in this offering will not be required to sign onto the Stockholder Agreement and will not be subject to its terms.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage and coffee industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our 2023 innovations. Delays or cost overruns in the development of our 2023 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 4 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions: The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders. The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value: The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our supplier agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares. There is no public market for our securities and there will be restrictions on the transferability of your interest: There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Howloo, Inc.

By /s/ *John Santos*

      Name: <u>Howloo Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Howloo, Inc. DBA Blackout Coffee Co.
Fort Pierce, Florida

Opinion

We have audited the financial statements of Howloo, Inc. DBA Blackout Coffee Co. (the "Company,"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of oeprations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,750,554	$ 2,149,126
Accounts receivable, net	96,017	-
Inventory	1,463,317	617,020
Prepaids and other current assets	709,402	169,088
Total current assets	5,019,290	2,935,234
Property and equipment, net	977,348	622,137
Intangible assets, net	2,945	3,278
Right of use assets	2,278,248	1,323,770
Total assets	$ 8,277,831	$ 4,884,419
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 314,627	$ 113,796
Credit card	212,346	142,494
Current portion of long-term debt	17,600	25,466
Right of use liability, current portion	344,797	102,121
Other current liabilities	290,466	54,362
Total current liabilities	1,179,836	438,239
Other long-term liabilities		
Right of use liability	1,986,591	1,250,811
Long-term debt less current maturities	98,559	187,074
Total liabilities	3,264,986	1,876,124
Stockholders' deficit:		
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,103,388 and 16,861,854		
shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,710	1,686
Additional paid-in capital	4,277,323	2,529,229
Retained earnings	733,812	477,380
Total stockholders' equity	5,012,845	3,008,295
Total liabilities and stockholders' equity	$ 8,277,831	$ 4,884,419

See the accompanying notes to the consolidated financial statements

HOWLOO INC. DBA BLACKOUT COFFEE CO.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	2023
Net revenues	$ 16,651,458	$ 7,311,191
Cost of goods sold	6,577,187	2,482,547
Gross profit	10,074,271	4,828,644
Operating expenses:		
General and administrative	1,282,372	1,941,120
Sales and marketing	8,469,347	2,405,188
Total operating expenses	9,751,719	4,346,308
Income from operations	322,552	482,336
Other income (expense):		
Interest expense	(10,255)	(16,886)
Other income (loss)	34,662	29,632
Income (loss) before provision for income taxes	24,407	12,746
Provision/(benefit) for income taxes	(90,527)	(50,099)
Net income	256,432	444,983
Weighted average number of common shares outstanding - basic and diluted	16,924,833	16,861,854
Net loss per common share - basic and diluted	$ 0.02	$ 0.03

See the accompanying notes to the consolidated financial statements

HOWLOO INC. DBA BLACKOUT COFFEE CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' / MEMBERS' EQUITY

| | Common Stock | | Member's Equity | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
	Shares	Amount				
Balance at December 31, 2022	-	-	32,397	-	-	32,397
Conversion from LLC to C Corporation	14,352,000	1,435	(32,397)	-	32,397	1,435
Issuance of common stock	2,509,854	251	-	2,529,229	-	2,529,480
Net Income	-	-	-	-	444,983	444,983
Balance at December 31, 2023	16,861,854	$ 1,686	$ -	$ 2,529,229	$ 477,380	$ 3,008,295
Issuance of common stock- Regulation A	241,534	24	-	1,748,094	-	1,748,118
Net Income	-	-	-	-	256,432	256,432
Balance at December 31, 2024	17,103,388	$ 1,710	$ -	$ 4,277,323	$ 733,812	$ 5,012,845

See the accompanying notes to the consolidated financial statements

	Year Ended December 31,			
		2024		2023
Cash Flows From Operating Activities				
Net income	$	256,432	$	444,983
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization		121,279		48,986
Amortization of ROU Assets		175,740		110,314
Changes in operating assets and liabilities:				
Acccounts receivable, net		(96,017)		-
Due from related party		-		3,000
Inventory		(846,297)		(477,147)
Prepaids and other current assets		(540,314)		(106,907)
Accounts payable		200,831		(31,439)
Credit card		69,852		48,098
Right of use liability, net		(151,762)		(79,717)
Other current liabilities		236,104		40,924
Net Cash Provided by (Used in) Operating Activities		(574,152)		1,095
Cash Flows From Investing Activities				
Purchase of property and equipment		(476,157)		(670,789)
Net Cash Used In Investing Activities		(476,157)		(670,789)
Cash Flows From Financing Activities				
Proceeds (repayments) on Promissiory Notes and loans		(96,381)		80,640
Issuance of common stock		1,748,118		2,529,480
Proceeds (repayments) loan from stockholder, net		-		(73,331)
Net Cash Provided By (Used in) Financing Activities		1,651,737		2,536,789
Net Change In Cash		601,428		1,867,095
Cash at Beginning of Year		2,149,126		282,031
Cash at End of Year	$	2,750,554	$	2,149,126
Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for interest	$	10,255	$	16,886
Cash paid during the year for income taxes	$	-	$	-

See the accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Labelle, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn't just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years

Vehicles – 5 years

Leasehold improvements – Shorter of estimated useful life or remaining lease term

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $7,085,843 and $2,405,188 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as as a C Corporation effective January 1, 2023. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2024 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Packaging	$ 252,115	$ 191,732
Merchandise	201,220	153,726
Raw Material	554,334	253,255
Finished products	455,649	18,306
Total Inventory	**$ 1,463,317**	**$ 617,020**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepaid Expense	$ 39,258	$ 3,500
Deposits	6,200	6,200
Deposits on future purchases	358,264	-
Escrow receivable	305,680	159,388
Total Prepaids and Other Current Assets	**$ 709,402**	**$ 169,088**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Tax Payable	$ 65,743	$ 4,263
Accrued expenses	23,448	-
Gift card	110,749	-
Income Tax Payable	90,526	50,099
Total Other Current Liabilities	**$ 290,466**	**$ 54,362**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Equipment	$ 1,187,360	$ 850,846
Vehicles	195,411	87,835
Leasehold Improvements	121,327	89,260
Property and Equipment, at Cost	**1,504,098**	**1,027,941**
Accumlated Depreciation	(526,750)	(405,804)
Property and Equipment, net	$ **977,348**	$ **622,137**

Depreciation expense for property and equipment for the fiscal years ended December 31, 2024, and 2023 were in the amount of $120,947 and $48,652 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2024 and December 31, 2023 intangible assets consist of:

As of Year Ended December 31,	2024	2023
Website	$ 5,000	$ 5,000
Intangible Assets, at Cost	**5,000**	**5,000**
Accumlated amortization	(2,055)	(1,722)
Intangible Assets, Net	$ **2,945**	$ **3,278**

Amortization expense for the fiscal years ended both December 31, 2024 and December 31, 2023 were in the amount of $333 and $332 respectively.

7.   STOCKHOLDERS' / MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31,	2024	2023
John Santos	38%	38%
Rachael Santos	38%	38%
Jared James Yanis	8%	9%
Regulation A Investors	1%	-
Regulation CF Investors	15%	15%
Total	**100%**	**100%**

The Company does not issue any member units to its members. The operating agreement defines ownership in terms of percentage ownership as opposed to units held. On January 1, 2023, the Company converted from an LLC to a C Corp, and the owners were issued 14,352,000 shares.

In 2023, the Company has raised $2,946,575 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 2,509,854 shares were issued at $1.174 per share.

As of December 31, 2023, there was $159,388 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $415,659 for the fiscal year ended December 31, 2023.

In 2024, the Company has raised $1,748,118 through issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

As of December 31, 2024, there was $305,680 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $366,259 for the fiscal year ended December 31, 2024.

Assuming that the shares have been outstanding for the fiscal years ended December 31, 2024 and December 31, 2023, the outstanding basic and dilutive weighted average shares are 16,924,833 and 16,861,854 and the earnings per share is $0.009, and $0.026, respectively.

8. DEBT

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

	Maturity year	Effective interest rate	2024	2023
SBA Loan	2050	3.75%	$ 116,159	$ 127,501
Bank Loan	2029	6.55%	-	85,039
			116,159	212,540
Total notes payable, net			116,159	212,540
Less: Current portion, net			(17,600)	(25,466)
Notes payable, net			$ 98,559	$ 187,074

The summary of the future maturities is as follows:

Year ending December 31, 2024

2025	17,600
2026	19,085
2027	20,091
2028	21,165
2029	22,310
Thereafter	15,908
Total maturities of long-term borrowings	116,159
Less: Current portion of lonag-term borrowings	(17,600)
Long-term borrowings	**$ 98,559**

9. RELATED PARTY TRANSACTIONS

The Company leases an office building from CEO's holding company. The terms of the lease call for monthly payments of $3,500, and the Company recognized $10,500 and $42,227 in expense in 2024 and 2023, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

On May 11, 2021, the Company entered into a lease agreement with Rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida.

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida. Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

	December 31, 2024
Operating Leases	
Right-of-use assets	$ 2,278,248
Short-term lease liabilities	344,797
Long-term lease liabilities	1,986,591
Total lease liabilities	$ 2,331,388
Weighted Average Remaining Lease Term	4.77
Weighted Average Discount Rate	8.72%

The following is the summary of future minimum payments:

December 31, 2024

2025	$	524,570
2026		598,837
2027		610,154
Thereafter		1,103,480
Total lease payments		2,837,040
Less: Imputed interest		(505,652)
Total	$	2,331,388

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Income Taxes

Effective January 1, 2023, the Company elected to be taxed as a C Corporation. As a result, the Company is subject to U.S. federal and applicable state corporate income taxes on its taxable income.

For the year ended December 31, 2024, the Company recorded income tax expense of $90,526. The provision for income taxes is based on income reported for financial statement purposes, adjusted for permanent and temporary differences between financial statement income and taxable income.

The Company is not currently under examination by the Internal Revenue Service or any state taxing authority. Management has evaluated its tax positions and determined that no material uncertain tax positions exist as of December 31, 2024.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 26, 2025, which is the issuance date of these financial statements.

During this period, the Company became aware of two legal matters:

- **Christopher Conover Dispute:** A former employee, Christopher Conover, sent two demand letters through his attorney. Legal counsel advised the Company not to respond to the second letter, and there has been no further communication. No litigation has been initiated, and no liability has been recorded.

- **Bev-Hub Contract Termination:** The Company terminated its agreement with Bev-Hub, a ready-to-drink product manufacturer, due to alleged material breaches. Bev-Hub responded disputing the termination and subsequently demanded payment of a balance owed. No formal legal proceedings have been initiated as of the issuance date.

Management believes that these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

CERTIFICATION

I, John Santos, Principal Executive Officer of Howloo, Inc., hereby certify that the financial statements of Howloo, Inc. included in this Report are true and complete in all material respects.

John Santos

CEO